Exhibit 99.1

EXECUTION VERSION

NOTES REDEMPTION AGREEMENT

This NOTES REDEMPTION AGREEMENT (this “Agreement”) dated as of November 7, 2014 is made by and between Xinyuan Real Estate Co., Ltd., a company organized and existing under the laws of the Cayman Islands (the “Company”) and TPG Asia VI SF Pte. Ltd. (together with any other holder of the Notes from time to time, the “Holder”).

RECITALS:

WHEREAS, the Company has issued to the Holder, and the Holder has purchased from the Company, the Company’s 5% senior secured convertible Notes due 2018 of an aggregate principal amount of US$75,761,009 (the “Notes”) pursuant to that certain Securities Purchase Agreement dated August 26, 2013 by and among the Company and the Holder.

WHEREAS, in connection with such transaction, a Note dated September 19, 2013 (the “Note”) was entered into by and among, the Company and the Holder.

WHEREAS, the Holder has granted certain temporary waivers with respect to the Note pursuant to a Temporary Waiver Letter on or about the date of this Agreement (the “Temporary Waivers”).

WHEREAS, the Company now wishes to redeem all of the outstanding Notes in an aggregate principal amount of US$75,761,009 (the “Redeemed Notes”) upon the terms and conditions set forth in this Agreement.

WHEREAS, the Parties to this Agreement wish to amend the terms of the Securities Purchase Agreement in connection with, and upon the terms and conditions set forth in, this Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties contained herein, the parties hereto agree as follows:

This Agreement is a Transaction Document for the purposes of the Note and the Purchase Agreement.

Capitalized items that are not otherwise defined in this Agreement shall have the meanings ascribed to them in the Note or other relevant Transaction Documents, as applicable.

1.	AMENDMENTS

1.1	Amendment of the Securities Purchase Agreement. Pursuant to Section 11.10 of the Purchase Agreement, the Company, the Guarantors and the Investor hereby agree that the terms of the Purchase Agreement shall be amended by amending and restating Section 11.13 of the Purchase Agreement as follows:

“11.13       Termination of Covenants. The covenants contained in Section 8.3 (Access to Information), 8.5 (Preemptive Rights~~), 8.11 (Financial Information; Listing), 8.12 (Corporate Existence, Assets, Insurance), 8.13 (Compliance with Laws), 8.14 (Anti-Corruption, Sanctions and Money Laundering~~), 8.21 (Use of Proceeds; Cash Utilization) and 8.22 (Remittance Capacity) shall terminate and be of no further force or effect upon the first date upon which the Investor (including any transferee who has become a party to the Registration Rights Agreement) owns less than 10% of the Common Shares of the Company on an As Converted Basis. The covenants contained in Section 8.4 (Right to Appoint Board Member), 8.11 (Financial Information; Listing), 8.12 (Corporate Existence, Assets, Insurance), 8.13 (Compliance with Laws), 8.14 (Anti-Corruption, Sanctions and Money Laundering) and 8.16 (Investment Committee) shall terminate and be of no further force or effect upon the first date upon which the Investor (including any transferee who has become a party to the Registration Rights Agreement) owns less than 5% of the Common Shares of the Company on an As Converted Basis."

2.	NOTES REDEMPTION

2.1	Redemption of the Redeemed Notes.

(a)	Notwithstanding any terms of the Note or any other Transaction Document to the contrary including, without limitation, Section 2 of the Note, the Parties to this Agreement hereby agree that prior to 4:00pm (New York time) on December 1, 2014 (the “Redemption Date”) the Company shall redeem all of the outstanding Notes (the “Redeemed Notes”) by paying to the Holder an amount in cash equal to (i) the Principal, plus (ii) all accrued unpaid Interest in relation to such Principal up to and including the Redemption Date (provided, for the avoidance of doubt, that such Interest shall be calculated at five percent per annum pursuant to Section 3(a) of the Note), plus (iii) an amount equal to the Principal multiplied by 13% (the “Redemption Price”).

(b)	The Holder shall be entitled to all rights and privileges as a noteholder up to the Redemption Date in respect of any Redeemed Notes, including, without limitation, the right to receive any Interest payable on the such Redeemed Notes in respect of any Interest Payment Date prior to the Redemption Date and any rights or remedies under the Note, including actions to enforce, or direct the enforcement of, any rights and remedies available to the Holder under the Note, including, without limitation, any action to require redemption of the Notes.

(c)	The Company and each Guarantor’s obligations hereunder shall remain in full force and effect until the Redemption Price and all other amounts payable by the Company under this Agreement and the Note have been irrevocably and unconditionally paid in full in cash. If at any time any payment of the Redemption Price or any other amount payable by the Company under this Agreement and the Note is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, the Company and each Guarantor’s obligations hereunder and under the Note with respect to such payment will be automatically reinstated as though such payment had been due but not made at such time.

(d)	The Company agrees that it shall pay the Redemption Price to the Holder on the Redemption Date by wire transfer of immediately available funds to an account of the Holder which shall be designated by the Holder in writing at least two (2) Business Days prior to the Redemption Date.

(e)	On the Redemption Date, the Holder shall, promptly after receipt of payment in full in cash of the Redemption Price by the Company, surrender to the Company the respective Redeemed Notes for the prompt cancellation of such Redeemed Notes by the Company. The Company and the Holder hereby agree to take all actions necessary and proper in order for the Company to promptly cancel such Redeemed Notes.

(f)	For the avoidance of doubt and notwithstanding any provision of any Transaction Document to the contrary, if the Company fails for any reason to pay irrevocably and unconditionally to the Holder the amount of the Redemption Price due pursuant to this Section 2 in cash on or prior to the Redemption Date such failure to redeem the Notes shall constitute an immediate Event of Default under Section 5(a)(iii) of the Note, Interest shall immediately begin to accrue at the Default Rate pursuant to Section 3(c) of the Note and the Company shall be required to redeem all of the outstanding Notes at the Event of Default Redemption Price pursuant to Section 5(c) of the Note.

(g)	The effectiveness of this Agreement shall be conditional upon the Holder executing the Temporary Waiver Letter attached as Exhibit A; provided that, for the avoidance of doubt, any expiry or termination of the Temporary Waivers pursuant to the terms thereof, for whatever reason, shall not relieve or release the Company or Guarantors from their obligations under this Agreement.

3.	FURTHER ACTIONS

3.1	The Holder agrees to execute and deliver such documents as may be necessary or appropriate, and to take all such further action, to facilitate or consummate the transactions as contemplated by this Agreement.

3.2	The Company agrees to execute and deliver such documents as may be necessary or appropriate, and to take all such further action, to facilitate or consummate the transactions as contemplated by this Agreement.

4.	HOLDER’S REPRESENTATIONS AND WARRANTIES

The Holder makes the following representations and warranties to the Company on the date hereof and on the Redemption Date:

4.1	Authority. The Holder is the beneficial owner of all the Notes, and has all requisite right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Holder and constitutes the legal, valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms.

4.2	Title to the Redeemed Notes. The Holder represents and warrants to, and agrees with, the Company that it is and as of the Redemption Date will be the beneficial owner of the Redeemed Notes, free and clear of any encumbrances, including, without limitation, any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

5.	COMPANY’S AND GUARANTOR’S REPRESENTATIONS AND WARRANTIES

Each of the Company and the Guarantors jointly and severally makes the following representations and warranties to the Holder on the date hereof and on the Redemption Date:

5.1	Authority. Each of the Company and Guarantors has all requisite corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary actions to approve and authorize its entry into, performance and delivery of this Agreement and the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and Guarantors and constitutes the legal, valid and binding obligation of the Company and Guarantors, enforceable against the Company and Guarantors in accordance with its terms, except as enforceability may be limited by applicable bankruptcy rights and remedies of, reorganization, insolvency, moratorium or other similar laws relating to or affecting the creditors’ rights or by general equitable principles.

5.2	No insolvency. Each of the Company and Guarantors has taken no action, and no steps have been taken or legal proceedings started or, to the best knowledge of the Company and Guarantors, threatened, against it for an administration, winding-up, examinership, interim or bankruptcy order to be made against them or for their dissolution or reorganization or for the appointment of a receiver, administrative receiver, examiner, supervisor, trustee or similar officer over, or for the taking into possession or enforcement of security by an encumbrancer, mortgagee or charge in respect of, all or any part of their assets, undertaking or revenues. The Company and each of the Guarantors are not insolvent and are able to pay their debts as when they become due.

5.3	Collateral and Guarantees. The Collateral and the Guarantees shall continue to have full force and effect and shall not be in any way discharged, released, reduced, diminished, prejudiced or otherwise adversely affected by this Agreement and each of the Guarantors acknowledge and agree to the terms of this Agreement and agree that their respective duties and obligations under the applicable Guarantees are hereby reaffirmed, ratified and acknowledged, as the same may have been amended hereby.

5.4	Notes. All obligations, liabilities and covenants of the Company and the Guarantors under the Note and the Guarantees shall remain valid and binding and the rights, powers and remedies of the Holder under the Note and the Guarantees shall remain in full force and effect.

6.	MISCELLANEOUS

6.1	Governing Law. This Agreement shall be governed by and construed exclusively in according with the laws of the State of New York.

6.2	Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior agreements or understandings, both oral and written, between the parties hereto relating to the subject matter hereof.

6.3	Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, successors, legal representatives and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

6.4	Assignment.

(a)	The Company shall not assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the Holder.

(b)	The Holder (“Transferring Holder”) may assign, delegate or otherwise transfer its rights or obligations under this Agreement to any person (a “New Holder”) it has transferred any Notes to pursuant to Section 15(a) of the Note and which has become bound by the Transferring Holder’s obligations under this Agreement by executing a supplemental agreement in the form attached as Schedule 1 to this Agreement; provided that prior to the earlier of (i) the Redemption Date or (ii) the occurrence of an Event of Default or a breach of any of the terms of this Agreement, the prior written consent of the Company shall be required for the Holder to assign, delegate or otherwise transfer its rights or obligations under this Agreement or the Note to any person.

6.5	Amendment; Waiver.

(a)	This Agreement may not be amended, modified or supplemented except by a written instrument executed by each of the parties.

(b)	No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the party waiving such provision. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Without limiting the foregoing, no waiver by a party of any breach by any other party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

6.6	Notices. Each notice, demand or other communication under this Agreement shall be in writing and delivered or sent to the relevant party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days’ prior written notice specified to the other party). Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering party; (b) if sent by post within the same country, on the third (3rd) day following posting, and if sent by post to another country, on the fifth (5th) day following posting, and (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch. The initial address and facsimile for the parties for the purposes of this Agreement are:

(a)	if to the Company, to:

Xinyuan Real Estate Co., Ltd.
Address: Floor 27, Building 2, No. 79 Jianguomen Street
Beijing, China 100025

Fax: +(86) (10) 8588-9300
Phone: +(86) (10) 8588-9369
Attention: Chief Financial Officer, Manbo He

(b)	if to the Holder, to:

TPG Asia VI SF Pte. Ltd.

80 Raffles Place

#15-01 UOB Plaza 1

Singapore 048624

Attention: Legal Department

Facsimile: +65 6390-5001

with a copy to:

TPG Asia, Inc.

301 Commerce St, Suite 3300

Fort Worth, Texas 76102

United States of America

Attention: Legal Department

Facsimile: +1 (817) 871-4001

and a copy to:

Ropes & Gray LLP

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attention: Daniel M. Anderson

Facsimile: +852 3664 6588

6.7	Counterparts. This Agreement may be signed in any number of counterparts including counterparts transmitted by facsimile, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

6.8	Severability. If any provision contained in this Agreement shall for any reason be determined to be partially or wholly invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be of no force and effect to the extent so determined, but the invalidity, illegality or unenforceability of such provision shall have no effect upon and shall not impair the validity, legality or enforceability of any other provision of this Agreement.

6.9	Further Assurances. Each party shall give such further assurance, provide such further information, take such further actions and execute and deliver such further documents and instruments as are, in each case, within its power to give, provide and take so as to give full effect to the provisions of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

XINYUAN REAL ESTATE CO., LTD.

/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Xinyuan International Property Investment Co., Ltd.

/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Xinyuan Real Estate Ltd.

/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Xinyuan International (HK) Property Investment Co., Ltd.

/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Victory Good Developments Limited

/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Signature page to Notes Redemption Agreement

South Glory International Limited

/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Elite Quest Holdings Limited

/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Signature page to Notes Redemption Agreement

HOLDER

For and on behalf of

TPG ASIA VI SF PTE. LTD.

By:	/s/ Francis Woo
	Name:	Francis Woo
	Title:	Director

Signature page to Notes Redemption Agreement

Schedule 1

Form of Supplemental Agreement

This supplemental agreement (“Supplemental Agreement”) dated as of [•] is made by and between [TPG Asia VI SF Pte. Ltd.] (the “Transferring Holder”) and [•] (the “New Holder”).

RECITALS:

WHEREAS, the Transferring Holder has entered into a notes redemption agreement (the “Agreement”) with Xinyuan Real Estate Co., Ltd. (the “Company”) in respect of all of the outstanding 5% senior secured notes due 2018 of the Company (the “Notes”).

WHEREAS, pursuant to Section 6.4(b) of the Agreement the Transferring Holder wishes to assign, delegate or otherwise transfer its rights and obligations under the Agreement to the New Holder.

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties contained herein, the parties hereto agree as follows:

1.	The New Holder hereby agrees to become bound by and assumes the obligations equivalent to those of the Transferring Holder under the Agreement.

2.	The Transferring Holder is automatically, unconditionally and irrevocably released from all obligations under the Agreement which correspond to that portion of the Transferring Holder’s Notes being so transferred to the New Holder

3.	[1][The New Holder makes the following representations and warranties to the Company on the date hereof:

3.1       The New Holder is the beneficial owner of all the Notes, and has all requisite right, power and authority to enter into this Supplemental Agreement and to consummate the transactions contemplated hereby. This Supplemental Agreement has been duly executed and delivered by the New Holder and constitutes the legal, valid and binding obligation of the New Holder, enforceable against the New Holder in accordance with its terms.

3.2       The New Holder represents and warrants to, and agrees with, the Company that it is and as of the date hereof will be the beneficial owner of the Redeemed Notes, free and clear of any encumbrances, including, without limitation, any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.]

1 To be included only in respect of any assignment, assumption or transfer prior to the occurrence of an Event of Default or breach of the terms of the Agreement.

TRANSFERRING HOLDER

For and on behalf of

TPG ASIA VI SF PTE. LTD.

By:
Name:
Title:

NEW HOLDER

For and on behalf of

[New Holder]

By:
Name:
Title:

[2][XINYUAN REAL ESTATE CO., LTD.

Name:
Title:

Xinyuan International Property Investment Co., Ltd.

Name: Title:

2 Each of the Company and the Guarantors shall only be required to countersign this Supplemental Agreement in respect of any assignment, assumption or transfer prior to the occurrence of an Event of Default or breach of the terms of the Agreement.

Xinyuan Real Estate Ltd.

Name: Title:

Xinyuan International (HK) Property Investment Co., Ltd.

Name: Title:

Victory Good Developments Limited

Name: Title:

South Glory International Limited

Name: Title:

Elite Quest Holdings Limited

Name: Title:]

EXHIBIT A

[Temporary Waiver Request Letter]

Fourth Temporary Waiver Request Letter

CONFIDENTIAL

TPG Asia VI SF Pte. Ltd.

80 Raffles Place

#15-01 UOB Plaza 1

Singapore 048624

c/o 301 Commerce St, Suite 3300

Fort Worth, Texas 76102

United States of America

________________, 2014

Dear Sirs/Madam,

Re: Fourth Temporary Waiver Request – Xinyuan Real Estate Co., Ltd.

Reference is made to the US$75,761,009 Senior Secured Convertible Note issued by Xinyuan Real Estate Co., Ltd. (the “Company,” “we,” “us” or “ours”) to TPG Asia VI SF Pte. Ltd. (the “Holder” or “you”) on September 19, 2013 (the “Note”) and an existing temporary waiver request from the Company dated October 29, 2014 (the “Existing Waiver Request”), accepted by the Holder on October 29, 2014. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Note.

We are sending this letter (“Temporary Waiver Request”) to you to request that you consent to temporarily waive certain requirements relating to the incurrence of Permitted Indebtedness and the Fixed Charge Coverage Ratio in the Note. We have set out our Temporary Waiver requests in paragraph II below.

This Temporary Waiver Request contains highly confidential and sensitive information regarding us and our Subsidiaries. You are reminded of your confidentiality obligations under Section 10(s)(ii) of the Note with respect to this Temporary Waiver Request and its content.

This Temporary Waiver Request, together with the Temporary Waiver Letter (as defined below), is a Transaction Document for the purposes of the Note and the Purchase Agreement.

The Company and each of the Guarantors hereby waives and agrees not to assert any defense, whether arising in connection with or in respect of any of the following or otherwise, that the Temporary Waivers (as defined below) constituted a permanent waiver of any provision of the Note or of any Event of Default arising thereunder, and hereby agree that each of their obligations under the Transaction Documents are irrevocable, absolute and unconditional and shall not be discharged as a result of or otherwise affected by any of the following (which may not be pleaded and evidence of which may not be introduced in any proceeding with respect to the Transaction Documents, in each case except as otherwise agreed by the Holder).

I.	Amendment Provision in the Convertible Note

Under Section 13 of Note, the terms of the Note may not be amended, modified, waived or supplemented except by a written instrument executed by the Company and the Holders representing more than 50% of the aggregate principal amount of the Note then outstanding. As of the date hereof, you are the holder of the entire principal amount of the Note outstanding.

II.	Temporary Waiver Request

(a)	Relevant Provisions in the Note:

(i)	Financial Covenants: Section 12 of the Note provides that the Company shall maintain a Fixed Charge Coverage Ratio of no less than 3.0 to 1.0, as determined on the last day of each fiscal quarter of each fiscal year.

(ii)	Limitation on Indebtedness and Preferred Stock: Section 10(w) of the Note provides that the Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness except under certain limited circumstances, including the incurrence of Permitted Indebtedness.

(iii)	Events of Default: Under clause(vii) of Section 5(a) of the Note, failure to comply with Section 10(w) of the Note would constitute an Event of Default and under clause (viii) of Section 5(a) of the Note, failure to comply with Section 12 of the Note would constitute an Event of Default.

(iv)	Default Notice: Section 5(b) of the Note requires us to deliver a Default Notice upon us or our Subsidiary becoming aware of an Event of Default with respect to the Note.

(v)	Remedies: Under Section 5(c) of the Note, if any Event of Default occurs and is continuing, the Required Holders may declare the Note immediately due and payable by delivering an Event of Default Redemption Notice to us, and the Principal shall be redeemed at the Event of Default Redemption Price.

(b)	Limitation on Indebtedness Temporary Waiver: pursuant to Section 13 of the Note, with effect from 12:00 am (Hong Kong time) on November 10, 2014 (the “Temporary Waiver Effective Date”), until the earlier of (i) 4:00 pm (New York time) on December 1, 2014, (ii) the failure of the Company or Restricted Subsidiary to comply with any agreement or condition imposed by the Temporary Waiver Letter or this Temporary Waiver Request, (iii) any representation or warranty contained in this Temporary Waiver Request is or becomes incorrect, and (iv) any Event of Default occurs other than the Events of Default set forth in this Section II (b), Section II (c) or Section II (d) below of this Temporary Waiver Request, in each case without requirement for any notice, demand or presentment of any kind (such period, the “Temporary Waiver Period”), and you may at any time thereafter proceed to exercise any and all of your rights and remedies, including without limitation, your rights and remedies under the Notes, the Intercreditor Agreement or the Security Documents we request that you temporarily waive any Event of Default arising under clause (vii) of Section 5(a) of the Note as a result of any Incurrence of Indebtedness during the Temporary Waiver Period; provided that (i) such Indebtedness would constitute Permitted Indebtedness as defined under the Senior Note Indenture (as amended pursuant to Indenture Supplement No.2 dated February 12, 2014), (ii) immediately upon expiry of the Temporary Waiver Period any Indebtedness Incurred during the Temporary Waiver Period which, but for the Temporary Waiver Letter, would have caused an Event of Default under the Note, shall be deemed to have been Incurred immediately after the expiry of the Temporary Waiver Period and an immediate separate and independent Event of Default shall occur with respect to such Incurrence and notwithstanding anything set out in any Transaction Document to the contrary, without any grace or remedy period, (iii) immediately upon the expiry of the Temporary Waiver Period, if the Notes have not been redeemed pursuant to the terms of a redemption agreement between the Holder and the Company dated on or about the date hereof, the Company shall certify to the Holder in a Transaction Document (A) the Fixed Charge Coverage Ratio as determined on December 1, 2014, and notwithstanding anything to the contrary set forth in the Note, the Fixed Charge Coverage Ratio on such date shall be calculated with reference to the Four Quarter Period ended June 30, 2014, and (B) whether there was any Incurrence of any Indebtedness during the Temporary Waiver Period which, but for the Temporary Waiver Letter, would have caused an Event of Default under the Note; failure to provide such certification shall constitute an immediate Event of Default, and (iv) immediately upon expiry of the Temporary Waiver Period the Holder shall be entitled to exercise any and all rights and/or remedies under the Note, including actions to enforce, or direct the enforcement of, any rights and remedies available to the Holder under the Note, including, without limitation, any action to require redemption of the Notes (regardless of whether or not such action relates to Indebtedness Incurred, actions taken (or not taken), matters arising or payments not received, in each case, before, during or after the Temporary Waiver Period) (the “Indebtedness Incurrence Temporary Waiver”).

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(c)	FCCR Maintenance Temporary Waiver: pursuant to Section 13 of the Note, we request that you temporarily waive the requirement set forth in Section 12 of the Note with respect to testing of the Fixed Charge Coverage Ratio on the last day of the fiscal quarter ended September 30, 2014; provided that that for the purposes of Section 12 of the Note the Fixed Charge Coverage Ratio for the Four Quarter Period ended June 30, 2014 will not be tested on September 30, 2014 but, if the Notes have not been redeemed pursuant to the terms of a redemption agreement between the Holder and the Company dated on or about the date hereof, will instead be tested at 4:01pm (New York time) on December 1, 2014, and notwithstanding anything to the contrary set forth in the Note, the Fixed Charge Coverage Ratio on such date shall be calculated with reference to the Four Quarter Period ended June 30, 2014 (the “30 September 2014 FCCR Temporary Waiver”).

(d)	Other Relevant Temporary Waiver: pursuant to Section 13 of the Note, we also request that you temporarily waive, (i) in connection with the Indebtedness Incurrence Temporary Waiver set forth in paragraph (b) above and the 30 September 2014 FCCR Temporary Waiver set forth in paragraph (c) above, any Event of Default arising in respect of any failure to deliver a Default Notice required to be delivered under Section 5(b) of the Note, only to the extent that it relates to the Indebtedness Incurrence Temporary Waiver set forth in paragraph (b) above or the 30 September 2014 FCCR Temporary Waiver set forth in paragraph (c) above (“Other Relevant Temporary Waiver”) and (ii) in connection with the Existing Waiver Request, any Event of Default arising in respect of any failure to meet the requirement to provide certification immediately upon the expiry of the Temporary Waiver Period (as defined therein) set forth in Section II(b)(iii) of the Existing Waiver Request and the requirement with respect to the testing of the Fixed Charge Coverage Ratio for the Four Quarter Period ended June 30, 2014 on November 10, 2014 set forth in Section II(c) of the Existing Waiver Request (together with the Indebtedness Incurrence Temporary Waiver, the 30 September 2014 FCCR Temporary Waiver and the Other Relevant Temporary Waiver, the “Temporary Waivers”).

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III.	Representations

Each of the Company and the Guarantors hereby represent and warrant to the Holder that:

(a)	After giving effect to the Temporary Waivers specifically set forth in paragraph II of this Temporary Waiver Request, no Event of Default has occurred and is continuing as of the Temporary Waiver Effective Date;

(b)	all our obligations, liabilities and covenants under the Note and the Guarantees shall remain valid and binding;

(c)	the rights, powers and remedies of the Holder under the Note and the Guarantees shall remain in full force and effect;

(d)	the Collateral and the Guarantees shall continue to have full force and effect and shall not be in any way discharged, released, reduced, diminished, prejudiced or otherwise adversely affected by the Indebtedness Incurrence Temporary Waiver or the 30 September 2014 FCCR Temporary Waiver granted in the Temporary Waiver Letter and each of the Guarantors acknowledge and agree to the terms of this Temporary Waiver Request and agree that their respective duties and obligations under the applicable Guarantees are hereby reaffirmed, ratified and acknowledged, as the same may have been amended hereby;

(e)	after giving effect to the Indebtedness Incurrence Temporary Waiver and 30 September 2014 FCCR Temporary Waiver, all of the representations and warranties in the Transaction Documents given by each of the Company and the Guarantors shall be true and correct in all material respects as of the date of the Temporary Waiver Letter;

(f)	the execution, delivery and performance of this Temporary Waiver Request are within the corporate power and authority of the Company and the Guarantors and have been duly authorized by appropriate corporate authorizations and proceedings;

(g)	this Temporary Waiver Request constitutes a legal, valid and binding obligation of each of the Company and the Guarantors enforceable in accordance with its terms; and

(h)	notwithstanding anything set out in this Temporary Waiver Request, nothing shall prejudice the ability of the Company and the Holders to enter into good faith discussions with respect to the redemption of the Notes during the Temporary Waiver Period.

IV.	Governing Law

This Temporary Waiver Request will be governed by and construed in accordance with the laws of the State of New York.

V.	Further Steps

In view of the tight time schedule of this matter, we would appreciate your cooperation and support by giving us, as soon as possible on or before ______________, 2014, confirmation that you have granted the Temporary Waivers. For your convenience, we have attached a form of temporary waiver letter, set out in Schedule 1 to this Temporary Waiver Request, confirming your granting of the Temporary Waivers on the terms set out therein (the “Temporary Waiver Letter”).

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If you have any questions or require further information regarding the foregoing, please do not hesitate to contact us.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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Yours faithfully,

For and on behalf of
Xinyuan Real Estate Co., Ltd.

Name: Title:

Acknowledged and agreed by:

Xinyuan International Property Investment Co., Ltd.

Name: Title:

Xinyuan Real Estate Ltd.

Name: Title:

Xinyuan International (HK) Property Investment Co., Ltd.

Name: Title:

[Signature Page – Temporary Waiver Request]

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Victory Good Developments Limited

Name: Title:

South Glory International Limited

Name: Title:

Elite Quest Holdings Limited

Name: Title:

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Schedule 1

Form of Temporary Waiver Letter

[on letterhead of the Holder]

To:	Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025, PRC
Fax:	+86-10 8588 9390
Attn:	Helen Zhang

_________________, 2014

Re: Temporary Waiver Request Letter – Xinyuan Real Estate Co., Ltd.

We refer to your letter to us dated [●] 2014 (the “Temporary Waiver Request”). Capitalized terms used but not defined herein shall have the same meanings ascribed to them in the Temporary Waiver Request. We hereby acknowledge receipt of the Temporary Waiver Request.

We confirm our agreement to the Temporary Waivers set forth in Sections II (b), (c) and (d) of the Temporary Waiver Request Letter during the Temporary Waiver Period.

No permanent waiver is given by this Temporary Waiver Letter, and we expressly reserve all our rights and remedies in respect of any breach of, or Event of Default under, the Note. The Temporary Waivers set forth in Section II of the Temporary Waiver Request will be effective only in the instance and for the purposes for which they are given and the Transaction Documents shall otherwise remain in full force and effect as originally executed.

The agreement set forth in this Temporary Waiver Letter shall not be construed to impair any ability of the Holder at any time after the Temporary Waiver Period to exercise any rights or remedies under the Note, including actions to enforce, or direct the enforcement of, any rights and remedies available to the Holder under the Note, including, without limitation, any action to require redemption of the Notes (regardless of whether or not such action relates to actions taken, matters arising or payments not received before, during or after the Temporary Waiver Period). For the avoidance of doubt, nothing herein shall be construed as a waiver of any Event of Default occurring prior to the date hereof, during or after the Temporary Waiver Period (other than as expressly set out in Sections II (b), (c) and (d) of the Temporary Waiver Request). We reserve the right to exercise any rights and remedies available to us under the Note (other than with respect to the Temporary Waivers set forth in Sections II (b) (subject to the proviso set forth therein), (c) (subject to the proviso set forth therein) and (d) of the Temporary Waiver Request) arising before, during or after the Temporary Waiver Period.

Our agreement set forth in this Temporary Waiver Letter, shall immediately cease upon the end of the Temporary Waiver Period.

Notwithstanding anything set out in this Temporary Waiver Letter or the Temporary Waiver Request Letter, nothing shall prejudice the ability of the Company and the Holder to enter into good faith discussions with respect to the redemption of the Notes during the Temporary Waiver Period.

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This Temporary Waiver Letter will be governed by and construed in accordance with the laws of the State of New York.

For and on behalf of
TPG Asia VI SF Pte. Ltd.

Name:
Title: